September 7, 2022

Valerie J. Lithotomos Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	USCA All Terrain Fund (the “Fund”) File No. 811- 23055

Dear Ms. Lithotomos:

This letter responds to your telephonic comment that we received on August 25, 2022 relating to Amendment No. 9 under the Investment Company Act of 1940, as amended, to the Fund’s registration statement (the “Registration Statement”), filed on July 29, 2022. Set forth below is your comment followed by responses, which the Fund has authorized us to make on its behalf.  All capitalized terms not defined herein have the meaning given to them in the Registration Statement.

Comment 1.     In response to comments that the Staff provided in 2021, please explain the Fund’s current exposure to cryptocurrency assets, including the estimated percentage of the Fund’s net asset value and whether the Fund intends to invest in cryptocurrency assets going forward.

Response.       The Fund’s current exposure to cryptocurrency is limited to one underlying fund that represents an 8.0% position for the Fund.  Such underlying fund’s exposure to cryptocurrency is approximately 1.0% of that underlying fund’s net asset value; therefore, the Fund’s exposure to cryptocurrency assets is approximately 0.08% of the Fund’s overall net asset value.

The Fund confirms that it does not have direct exposure to digital assets, such as by holding Bitcoin directly or investing in the Grayscale Trust.  The Fund does not intend to invest in additional underlying funds with cryptocurrency exposure.  Fund management is actively engaged with the management teams of the underlying funds and in the event a current underlying fund intends to invest in cryptocurrency in the future, the Fund will evaluate whether such exposure is a terminable offense, or whether the Fund can “opt out” of such cryptocurrency exposure.

If you have any questions or additional comments, please call the undersigned at (513) 352-6693.

Very truly yours,

/s/ Ryan S. Wheeler

Ryan S. Wheeler